Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

CARDERO RESOURCE CORP. (the "Company")
Suite 1901 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2 Date of Material Change
August 17, 2004

Item 3 News Release

The news release was disseminated on August 17, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces results from a recently completed reverse circulation drill program at its Providencia property in northwest Argentina.

Item 5 Full Description of Material Change

Cardero Resource Corp. is pleased to announce results from a recently completed reverse circulation drill program at its Providencia property in northwest Argentina. A total of 2,332 metres were completed in nine holes.

Three of the nine holes were located within the Providencia Fault Block. The remaining six holes were drilled into the North Fault Block, located immediately north of the Providencia Fault Block, where the target was the projected strike extension of the conglomeratic sediments which host the silver and copper mineralization at the Providencia Mine.

In the Providencia Fault Block, one hole was collared within the northern part of the South pit and drilled at an angle of minus 70 degrees to the west to test the target section at depth below the pit. From 217.0 to 244.0 metres depth a 27 metre thick zone was intersected that averaged 97.2 g/t silver. Within this zone, a 9.0 metre interval from 217.0 to 226.0 metres averaged 276.1 g/t silver. This intersection provides encouragement for potential extensions at depth of the high grade silver mineralization encountered in the South Pit at surface. A second hole located to the east of the North Pit was drilled at an angle of minus 73 degrees to the west, in order to test two targets. The initial target was the interpreted western extension of a mineralized zone intersected to the east during a prior drill program. The second target was the mineralization at depth below the North Pit. The initial 34.0 metres of this hole returned an average value of 91.2 g/t silver and the interval from 149.0 to 170.0 metres depth returned an average grade of 25.6 g/t silver. A third hole collared on the eastern margin of the Providencia Fault Block, approximately 1.5 kilometres east of the mine workings, encountered alteration and anomalous silver values.

Cardero is encouraged by these results although ongoing sample recovery problems remain a concern and were a complicating factor in assessing grade. Tests conducted on-site indicated that sample losses in some instances during this program were in excess of 70%. Chips derived from the heavier cobble clasts were routinely recovered but it appears that a high percentage of the lightly compacted and weakly cemented matrix, which is the host of the mineralization, was lost with the overflow. The results from the holes that penetrated to depth within the Providencia Fault Block illustrate the potential for high grade silver mineralization at depth.

In the North Block, the six holes drilled were located to test the northern extension of silver mineralization in the Providencia Block. The six holes were spaced along a strike length of approximately 2.0 kilometres. The host sediments of the Providencia Block had previously been identified on the North Fault Block in outcrop where grab samples returned values in excess of 30 g/t silver. All six holes encountered alteration and anomalous silver values.

The planned program for the Chingolo property was postponed due to the onset of severe winter weather. The next phase of the exploration program at the Olaroz project will be formulated once the final reporting is completed by the Company's consultants.

Jan Helsen, Ph.D., P.Geol., was the Qualified Person on site for the Providencia drill program and supervised the quality control and quality assurance programs.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Marla K. Ritchie
Phone: 604-408-7488

Item 9 Date of Report

August 20, 2004